UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated May 19, 2021: Sanofi to showcase data from its transformative oncology pipeline at 2021 ASCO Meeting

Exhibit 99.2	Press release dated May 19, 2021: Early amcenestrant data featured at ASCO support its potential to become a new endocrine backbone therapy for ER+/HER2- breast cancer

Exhibit 99.3	Press release dated May 17, 2021: Pivotal data at ATS 2021 show Dupixent® (dupilumab) significantly reduced asthma attacks and improved lung function in children

Exhibit 99.4	Press release dated May 17, 2021: Sanofi and GSK COVID-19 vaccine candidate demonstrates strong immune responses across all adult age groups in Phase 2 trial

In May 2021, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated May 19, 2021: Sanofi to showcase data from its transformative oncology pipeline at 2021 ASCO Meeting

Exhibit 99.2	Press release dated May 19, 2021: Early amcenestrant data featured at ASCO support its potential to become a new endocrine backbone therapy for ER+/HER2- breast cancer

Exhibit 99.3	Press release dated May 17, 2021: Pivotal data at ATS 2021 show Dupixent® (dupilumab) significantly reduced asthma attacks and improved lung function in children

Exhibit 99.4	Press release dated May 17, 2021: Sanofi and GSK COVID-19 vaccine candidate demonstrates strong immune responses across all adult age groups in Phase 2 trial

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 21, 2021	SANOFI
	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and
Capital Markets

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